EXHIBIT 99.1

enCore Energy Commences Uranium Production at its Second South Texas Project

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www.encoreuranium.com

DALLAS, June 13, 2024 /CNW/ - enCore Energy Corp. (NASDAQ: EU) (TSXV: EU) (the "Company" or "enCore") today announced the successful startup of production at the Alta Mesa Uranium Central Processing Plant ("CPP") and Wellfield ("Alta Mesa Project"). With the restart of the previously producing Alta Mesa Project, enCore Energy is now the only uranium producer in the United States with multiple production facilities in operation. The initial ramp up will be a progressive process to advance and continually increase uranium production via direct feed to the CPP.  enCore is anticipating its first shipment of yellowcake (uranium) from the Alta Mesa Project to occur in approximately 60 to 90 days.

Paul Goranson, Chief Executive Officer said: "The enCore team has advanced the Alta Mesa Project from acquisition in February 2023, to completion of upgrades, wellfield installation and production in fifteen months' time. This effort has brought our second producing asset on-line achieving our commitment to commence production in Q2 of 2024. Our strategy at Alta Mesa is to initiate phased ramp-up from the wellfield located in Production Authorization Area 7 ("PAA-7"), increasing production progressively and consistently as additional injection and recovery wells are systematically tied into the production lines. As we continue to increase production from PAA-7, work has commenced on the second new wellfield at Production Authorization Area 8 ("PAA-8") with a goal of achieving full operational capacity by 2026. We are very pleased with our initial early production providing enCore with a second revenue source as we continue to build out the Alta Mesa Project."

Alta Mesa In-Situ Recovery ("ISR") Uranium Central Processing Plant ("CPP") & Wellfield

The Alta Mesa Project hosts a fully licensed and constructed CPP and operational wellfield located on 200,000+ acres of private land and mineral rights in and regulated by the state of Texas. Only 5% of the project area has been explored with 52 linear miles of stacked uranium roll fronts identified; 5 miles of which have been explored to date. The Alta Mesa Project operates under a 70/30 joint venture with Boss Energy Limited (ASX: BOE; OTCQX: BQSSF) that is managed by enCore Energy Corp.

Total operating capacity at the Alta Mesa CPP is 1.5 million lbs. U3O8 (uranium) per year with additional  drying capacity of  0.5 million lbs. The Alta Mesa CPP historically produced nearly 5 million lbs. of uranium between 2005 and 2013 when production was curtailed as a result of low prices.  The Alta Mesa Project utilizes well-known ISR technology to extract uranium in a non-invasive process using natural groundwater and oxygen.

Currently, oxygenated water is being circulated in the wellfield through injection or extraction wells plumbed directly into the primary pipelines feeding the CPP.  Expansion of the wellfield will continue with production to steadily increase from the wellfield as expansion continues through 2024 and beyond.

To view the South Texas project maps please visit: https://bit.ly/3KFDitK

Alta Mesa & Mesteña Grande Mineral Resource Summary (0.30 GT cutoff)[1,2]	Tons	Avg. Grade (% U3O8)	Pounds
Total Measured Mineral Resource[1]	54,000	0.152	164,000
Alta Mesa Indicated Mineral Resource	1,397,000	0.106	2,959,000
Mesteña Grande Indicated Mineral Resource	119,000	0.120	287,000
Total Measured & Indicated Resources	1,570,000	0.109	3,410,000
Alta Mesa Inferred Mineral Resource	1,263,000	0.126	3,192,000
Mesteña Grande Inferred Mineral Resource	5,733,000	0.119	13,601,000
Total Inferred Resources	6,996,000	0.120	16,793,000
[1,2] Represents that portion of the in-place mineral resource that are estimated to be recoverable within existing wellfields. Wellfield recovery factors have not been applied to indicated and inferred mineral resources. As reported in the NI-43-101 Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA completed by Doug Beahm, PE, PG, of BRS Engineering. (Effective January 19, 2023).

John M. Seeley, Ph.D., P.G., C.P.G., enCore's Manager of Geology and Exploration, and a Qualified Person under NI 43-101, has reviewed and approved the technical disclosure in this news release on behalf of the Company.

Stock Option Grant

The Company also announces that it intends to grant incentive stock options (the "Options") to certain of its directors, officers and consultants, to purchase an aggregate of up to 1,700,000 common shares in the capital of the Company at an exercise price equal to the closing price on the TSX Venture Exchange on June 13, 2024.  The Options will be effective for five years and vesting will occur over a twenty-four month period with 25% of the Options vesting every six months until fully vested.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable fuel for nuclear energy as the only United States uranium producer with multiple production facilities in operation. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of In-Situ Recovery ("ISR") uranium operations and the nuclear fuel cycle. enCore solely utilizes ISR for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy.

Following upon enCore's demonstrated production success in South Texas, future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming.  The Company holds other assets including significant New Mexico resources, non-core assets and proprietary databases. enCore is committed to working with local communities and indigenous governments to create positive impact from corporate developments.

www.encoreuranium.com

Cautionary Note Regarding Forward Looking Statements:

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; including achieving expected levels of production at Rosita and Alta Mesa in the planned time frame or at all; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: For further information please contact: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 13-JUN-24